FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Cosan S.A. Indústria e Comércio Notice to the market dated June 25, 2009 regarding Banco Bradesco S.A. stand-by facility
2.	Cosan S.A. Indústria e Comércio Notice to the market dated June 25, 2009 regarding The Brazilian Development Bank (BNDES) loan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 29, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

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Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayers’ ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE) 35.300.177.045
Publicly Held Company

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs the general public that has obtained a Stand-by Facility from Banco Bradesco S.A., up to R$1,100,000,000.00 for re-financing the Promissory Notes due in November 12th, 2009, used for the acquisition of Cosan Combustíveis e Lubrificantes (CCL), former Esso Brasileira de Petróleo Ltda., to extend its validity by further 1 year from the maturity date.

Through this initiative, COSAN shows once again the commitment to its liquidity risk management, keeping indebtedness profile adequate to its business.

São Paulo, June 25th, 2009

Marcelo Eduardo Martins
Investor Relations Officer

Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayers’ ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE) 35.300.177.045
Publicly Held Company

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs the general public that, through its subsidiaries Cosan Centroeste S.A. Açúcar e Álcool and Barra Bioenergia S.A., it has obtained the approval from the Brazilian Development Bank (BNDES) for a loan of about R$639 million to implement its greenfield project in Jataí, Goiás state, according to decision 403 of May 26, 2009, and approximately R$149 million for the cogeneration project at the Gasa unit in São Paulo state, according to decision 307 of May 5, 2009. BNDES will finance approximately 65% and 78% of the total amount to be invested in the Jataí and Gasa projects, respectively, over a period of up to 12 years.

The Jataí plant will begin operations in the 2009/10 harvest itself with crushing capacity of 4 million tonnes of sugarcane and, upon reaching full capacity, will produce more than 370 million liters of ethanol per harvest besides generating surplus electric power. This unit participated in the new energy auctions conducted by the Brazilian Electricity Regulatory Agency (Aneel) and undertook to deliver 4,090,920 MWh of energy over a period of 15 years, starting from 2010. The Gasa unit has entered into a bilateral power supply agreement with CPFL Comercialização Brasil S.A. (“CPFL”), whereby it promised to deliver up to 3,600,000 MWh over a period of 15 years, as part of the surplus electric power generated from the investments made.

COSAN believes that initiatives such as these will help include biomass in Brazil’s energy matrix, and recognizes that the role of the BNDES is fundamental for other similar projects to materialize.

São Paulo, 25th June, 2009

Marcelo Eduardo Martins
Investor Relations Officer